ORACLE HEALTHCARE ACQUISITION CORP.

200 Greenwich Ave., 3rd Floor

Greenwich, Connecticut 06830

February 5, 2008

VIA EDGAR AND FACSIMILE

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

RE:	Oracle Healthcare Acquisition Corp.

Registration Statement on Form S-4 (File No. 333-147857)

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Oracle Healthcare Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to Wednesday, February 6, 2008 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of the effectiveness of the Registration Statement, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler

Securities and Exchange Commission

February 5, 2008

Should any members of the Commission’s staff have any questions regarding the foregoing, please do not hesitate to contact me at (203) 862-7920 or William H. Gump, Esq. or A. Mark Getachew, Esq. of Willkie Farr & Gallagher LLP, legal counsel to the Company, at (212) 728-8000.

Sincerely,

/s/ Joel D. Liffmann

Joel D. Liffmann

President and Chief Operating Officer

cc:	Precision Therapeutics, Inc.

Darren K. DeStefano, Esq.

William H. Gump, Esq.

A. Mark Getachew, Esq.